UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Foot Locker, Inc.

(Exact name of registrant as specified in its charter)

New York	001-10299
(State or other jurisdiction of incorporation)	(Commission file number)

330 West 34th Street, New York, New York (Address of principal executive offices)	10001 (Zip Code)

Elliott Rodgers, (212)720-3700

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____.

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report.

Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Form SD, a Conflict Minerals Report (the “Report”) is provided as Exhibit 1.01 to this Form SD. The Report is also publicly available at investors.footlocker-inc.com/formsd, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

Item 1.02. Exhibit.

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 – Exhibits

Item 3.01. Exhibits.

Exhibit No.	Description

1.01	Conflict Minerals Report as described in Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FOOT LOCKER, INC.

Date: May 28, 2024	By:	/s/ Elliott D. Rodgers
Name: Elliott D. Rodgers Title: Executive Vice President, Chief Operations Officer